FOR IMMEDIATE RELEASE

AutoChina International Leases 1,690 New Commercial Vehicles and

Opens New Store Branches in the Second Quarter of 2012

Shijiazhuang, Hebei Province, China – July 30, 2012 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that it entered into 1,690 new leases of commercial vehicles (primarily Class 8 heavy trucks) as part of the Company’s sales-type leasing program in the second quarter of 2012, compared to 3,446 in the second quarter of 2011. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased approximately 35,000 trucks. An additional 244 trucks were leased under AutoChina’s used commercial vehicle sale-leaseback program.

During the second quarter, AutoChina opened new commercial vehicle financing and service centers in Beijing and Inner Mongolia and, as of June 30, 2012, operated 514 financing and service centers, compared to 354 centers at June 30, 2011. The Company now operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

Management Comments

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We continue to be optimistic about AutoChina’s future prospects during a difficult period in our industry. According to the China Association of Automobile Manufacturers, both heavy truck production and sales fell approximately 31% during the first six months of 2012 from the prior-year period. Despite these headwinds, we have seen a number of recent positive trends that are worth noting:

•	Joint Ventures: In the past month, we have seen large, multi-national truck manufacturers working with domestic companies through joint ventures, such as the recent partnerships between Germany’s Daimler Group and China’s Foton, and between Cargotec and China National Heavy Duty Truck Group Co., Ltd., the parent company of Sinotruk. Because AutoChina’s business model is make and model agnostic, additional heavy truck manufacturers entering the Chinese market is a benefit for our Company.

•	Safety Concerns: We continue to see safety becoming a growing factor in the purchase of new commercial vehicles. In many cases, owners will drive older, less safe trucks, overweigh the cargo area, or fail to keep up routine maintenance. A recent accident in Beijing where a heavy-duty vehicle carrying construction materials overturned while turning at an intersection has brought national attention to the issue, and we feel that this will begin to drive the public’s awareness of the need for newer, better equipped vehicles.”

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Mr. Li concluded, “We continue to take a long-term view during this downturn in the commercial vehicle market. We feel that by continuing to expand our network, we are strengthening our capability, brand, and industry position at a time when many of our competitors are struggling. We believe that our stores are relatively inexpensive to open and operate and that we have a capital-efficient business model that provides a strong infrastructure to serve our customers and offer an attractive line of ancillary products and services.”

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 514 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

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CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Yu
(858) 997-0680 / jcwang@autochinaintl.com	Account Executive
(212) 836-9610 / cyu@equityny.com

Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com